Adam B. Ewing

9507 Tahoe Dr. • Centerville, OH 45458

(937)308-3167 • adam.b.ewing@gmail.com

Computer Engineer with 15 years of experience developing software on multiple operating platforms with expertise in C++, C#, HPCC, JavaScript, and Graphical User Interface development as well as providing Engineering support to multiple projects for multiple clients.

Formal Education

World Brewing Academy, Advanced Brewing Theory Program
Siebel Institute of Technology, 2017

Bachelor of Science, Computer Engineering
Wright State University, 2003

Professional Experience

Software Engineer   2017 – Present
Lexis Nexis Risk Solutions
- KTR engineer for Public Records and Healthcare data
- Implement custom KTR solutions for clients using the Kettle ETL software
- Develop custom JavaScript for client solutions
- Troubleshoot and resolve production issues

Software Engineer   2015 – 2017
Lexis Nexis
- ECL developer in the HPCC environment
- Worked with document classification, enrichment, and entities
- Performed ETL on big data
- Operated in Agile environment (Scrum and KanBan)
- Served as Scrum Master for a development team

Software Engineer   2012 – 2015
Intelligrated
- Developed an XML configuration generation tool in C#
  - Developed numerous XML schemas for the validation, serialization, and deserialization of XML.

- o Designed a table structure for a SQL database
- o Developed stored procedures for accessing a SQL database
- o Developed both a user-friendly wizard and an expert-level mode
- o Conducted live training for in-house customers
- Developed panels for a domain-specific framework based on JavaScript and HTML5
  - o Utilized the MVVM architectural pattern
  - o Developed for browser-based use on both desktop and mobile platforms
  - o Conducted live testing both in a simulated environment as well as on production level equipment.
- Contributed to multiple documentation efforts
  - o Authored significant portions of training and user documentation
  - o Reviewed and provided input as a subject matter expert to training and user documentation

Software Engineer   2003 – 2011
Booz Allen Hamilton

- Developed multi-platform software in C++ for the automated analysis of satellite imagery
  - o Developed algorithms focusing on material identification and change detection
  - o Developed software to align and sharpen imagery
  - o Developed and maintained Graphical User Interfaces using Qt for numerous applications and provided support to end users
  - o Developed a rigorous software test suite for applications to ensure a reliable product
  - o Authored User Manuals and training documentation for software
- Developed digital signal processing software in C++ to process real-time data
  - o Collaborated with Signals Analysts to address high-priority, client-directed tasks
  - o Provided Engineering support to multiple projects at once
  - o Developed Graphical User Interfaces in Qt for real-time data processing systems
  - o Performed Hardware and Software integration
  - o Performed signal analysis in a lab environment
  - o Managed the development of two new applications, demonstrated them to clients, and supported them all the way through to delivery
  - o Trained operators on new software, authored training and user documentation, and performed client demonstrations and delivery for numerous applications
- Developed software in C++ to model and simulate radar applications
  - o Developed Graphical User Interfaces in Qt for real-time data processing and presentation
  - o Developed software for the visualization of frequency spectrum usage

Network Assistant, Intern   2001 - 2003
The Relizon Company

- Worked to resolve network issues both internally and for numerous company locations across the country
- Analyzed VPN usage of field employees and actively worked to create a significant reduction in annual cost
- Helped troubleshoot and configure 3Com and Cisco equipment